SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2005

Commission File No. 1-14838

Rhodia
(Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulougne-Billancourt
France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒         Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosures:	A press release dated May 9, 2005 presenting the impact of Rhodia’s transition to IFRS on its consolidated financial statements for 2004 and a press release dated May 12, 2005 announcing Rhodia's financial results for the first quarter of 2005.

PRESS RELEASE

IMPACT OF FIRST-TIME ADOPTION OF IFRS
ON THE 2004 FINANCIAL STATEMENTS

Paris, 9 May, 2005 — As announced on 19 January 2005, Rhodia is presenting the impact of the transition to IFRS on its consolidated financial statements for 2004. The adoption of the new standards will not have any impact on Rhodia’s liquidity and financial resources.

Key figures 2004 under IFRS are:

»	Sales from continuing operations of €5,486 million

»	Recurring EBITDA from continuing operations of €483 million

»	EBITDA on sales ratio of 8.8%

»	Net loss of €641 million

»	Consolidated net debt of €2,328 million

»	Shareholders' equity to (€546) million at 31 December 2004

The principal effects of the transition to IFRS relate to:

•	Sales, which came to €5,486 million after the inclusion of €609 million in revenues from other industrial activities and services, €44 million in sales from joint ventures and after the elimination of (€448) million in sales from discontinued operations during 2004.

•	Recurring EBITDA of €483 million vs €537 million before the reclassification of discontinued operations.

The change in recurring EBITDA, from €444 million under French GAAP to €483 million under IFRS, breaks down as follows (in millions of euros):

o	Restatement of the actuarial gains and losses on pensions:	36
o	Proportional consolidation of joint ventures
	(Primester, Butachimie, etc.):	46
	including €12 million in exceptional items
o	Other effects (leases, research and development costs):	11
	Sub-total (historic scope):	93
o	Reclassification of EBITDA from discontinued operations:	(54)
	Total:	39

o	Recurring EBITDA as a percentage of sales breaks down as follows:

(in millions of euros)	2004 French GAAP	2004 IFRS including discontinued operations	2004 IFRS Continuing operations
Sales	5,281	5,934	5,486
Recurring EBITDA	444	537	483
As a % of sales	8.4%	9%	8.8%

•	The IFRS 2004 net loss came to €641 million, compared with a net loss of €625 million under French GAAP. The first-time adoption of the new standards negatively impacts the net result by €71 million principally due to the treatment of deferred taxation. Excluding these items, IFRS would have had a positive impact of €55 million on 2004 net income mainly as a result of:
o	discontinuation of actuarial losses amortization on pension obligations: €36m
o	capitalization of certain development costs: €8m
o	Discontinuation of the straight-line amortization of goodwill: €10m

•	At 31 December 2004, Rhodia’s net debt under IFRS came to €2,328 million compared with €1,929 million under French GAAP owing primarily to the impact of including joint ventures debt and the consolidation of asset securitization programs recorded off-balance sheet under French GAAP.

•	As announced in January 2005, Rhodia’s negative shareholders’ equity of (€546) million under IFRS compared with a positive figure of €70 million under French GAAP at 31 December 2004 primarily reflects the impact of the immediate recognition in Liabilities of €607 million in actuarial losses on pension obligations.

_________________

*These impacts were calculated based on Rhodia’s current understanding of the IAS/IFRS norms applicable from 31 December 2005. These standards may yet be subject to changes or interpretations by the International Accounting Standards Board, which may require revisions to our current assessment of the impacts.

This press release as well as the presentation of the effects caused by the transition to IFRS can be downloaded from Rhodia's web site at: www.rhodia.com

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.3 billion in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts Press Relations Lucia Dumas Anne-Laurence de Villepin Investor Relations Nicolas Nerot	+33 1 55 38 45 48 +33 1 55 38 40 25 +33 1 55 38 43 08

Reconciliation of French GAAP to IFRS:
2004 income statement

In millions of euros	2004 French GAAP	IFRS reclassifications	IFRS restatements	2004 IFRS before discontinued operations	Discontinued operations	2004 IFRS after discontinued operations
SALES	5,281	609	44	5,934	448	5,486
Production costs and expenses	(4,147)	(1,055)	(19)	(5,221)	(396)	(4,825)
Administrative and selling expenses	(534)	(58)	10	(582)	(36)	(546)
Research and development expenses	(156)	(19)	8	(167)	(9)	(158)
Restructuring	(232)	33	(4)	(203)	(16)	(187)
Depreciation and amortization	(560)	560
Impairment losses recognized on goodwill		(150)	10	(140)	(5)	(135)
Other operating income (expense)		147	19	166	217	(51)
RECURRING EBITDA	444		93	537	54	483
OPERATING INCOME/(LOSSES)	(348)	67	68	(213)	203	(416)
Net financial incorne/(expense)	(263)	42	(9)	(230)	(3)	(227)
Other income/(expense) *	259	(259)
INCOME BEFORE TAXES, AFFLIATED COMPANIES AND DISCONTINUED OPERATIONS	(352)	(150)	59	(443)	200	(643)
Income taxes	(56)		(68)	(124)	(22)	(102)
Equity in earnings/(losses) from affiliated companies	(58)		(7)	(65)	(68)	3
Net income/(loss) of discontinued operations					110	110
Goodwill amortization*	(150)	150
INCOME/(LOSS) BEFORE MINORITY INTERESTS	(616)		(16)	(632)		(632)
Minority interests	(9)			(9)		(9)
NET INCOME/(LOSS)	(625)		(16)	(641)		(641)

*Line not appearing on the IFRS statement of operations

Principal ratios

in millions of euros	2004 French GAAP	As % of sales	2004 IFRS after discontinued operations	As a % of sales
SALES	5,281	100%	5,486	100%
Production costs and expenses	(4,147)		(4,825)
Administrative and selling expenses	(534)		(546)
Research and development expenses	(156)		(158)
Restructuring	(232)		(187)
Depreciation and amortization	(460)		0
Impairment losses recognized on goodwill			(135)
Other operating income/(expense)			(51)
RECURRING EBITDA	444	8.4%	483	8.8%
OPERATING INCOME (LOSSES)	(348)	-6.6%	(416)	-7.6%
Net financial income/(expense)	(263)		(227)
Other income/(expense)*	259
INCOME BEFORETAXES, AFFILIATED COMPANIES AND DISCONTINUED OPERATIONS	(352)	-6.7%	(643)	-11.7%
Income taxes	(56)		(102)
Equity in earnings/(losses) of affiliated
companies	(58)		3
Net income (loss) of discontinued
operations			110
Goodwill amortization*	(150)
INCOME/(LOSS) BEFORE MINORITY INTERESTS	(616)		(632)
Minority Interests	(9)		(9)
NET INCOME/(LOSS)	(625)	-11.8%	(641)	-11.7%

*Line not appearing on the IFRS income statement

Balance sheet impact
ASSETS

in millions of euros	31 December 2004 French GAAP	Total IFRS restatements	31 December 2004 IFRS
ASSETS
Goodwill	218	8	226
Other intangible assets	113	25	139
Tangible assets	1,974	271	2,245
Long-term loans and deposits	146	(4)	142
Investments accounted for by the equity method	113	(110)	3
Investments at cost	41	0	41
Deferred tax assets	170	(71)	99
Other long-term assets	418	(375)	43
LONG-TERM ASSETS	3,193	(255)	2,938
Inventories and work in process	679	22	701
Trade receivables and related accounts	341	429	770
Other current assets	653	(138)	515
Marketable securities	275	0	275
Cash and cash equivalents	327	10	337
CURRENT ASSETS	2,275	323	2,598
TOTAL ASSETS	5,468	68	5,536

Balance sheet impact
LIABILITIES
AND SHAREHOLDERS’ EQUITY

in millions of euros	2004 French GAAP	IFRS restatements and reclassifications	2004 IFRS
LIABILITIES AND SHAREHOLDERS' EQUITY
Share capital	628	0	628
Additional paid-in capital	807	0	807
Retained earnings/(deficit)	(760)	(1,210)	(1,970)
Cumulative translation adjustment	(605)	594	(11)
Shareholders' equity, Group share	70	(616)	(546)
Minority interests	23	2	25
Total shareholders' equity and minority Interests	93	(614)	(521)
Provisions for pensions, deferred income taxes and other
costs in excess of one year	834	420	1,254
Deferred tax liabilities	142	(87)	55
Other long-term liabilities	66	(15)	51
Long-term debt	2,210	88	2,298
NON-CURRENT LIABILITIES	3,252	406	3,658
Short-term borrowings and current portion of long-term
debt	321	321	642
Trade payables and related accounts	845	(9)	836
Short-term provisions for pensions, deferred income
taxes and other costs	302	9	311
Other current liabilities	655	(45)	610
CURRENT UABIUT1ES	2,123	276	2,399
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,468	68	5,536

Sales and recurring EBITDA by Enterprise
FY 2004

in millions of euros	Pharma Solutions	Perfumary Performance and Agro	Polyamide	Home personal Care & Industrial Ingredients	Phosphorus Phosphates & Food	Eco Services	Acetow	Performance Products for Multi- functional coatings	Rare Earth Silicones, Silica Systema	Other & Elimination of inter-enterprises sales	Consolidated
SALES of continuing activities	240	356	1662	637	426	470	405	716	774	(200)	5486

RECURRING EBITDA of continuing activities	(13)	15	188	79	20	60	104	22	58	(50)	483
EBITDA Margin	(5.2%)	4.2%	11.3%	12.4%	4.8%	12.7%	25.7%	3.0%	7.5%	n.s.	8.8%

OPERATING INCOME/(LOSSES)	(263)	(55)	51	46	10	33	68	(36)	(39)	(231)	(416)

PRESS RELEASE

FIRST QUARTER 2005 RESULTS

RHODIA CONTINUES ITS RECOVERY: 28% INCREASE IN EBITDA €55M POSITIVE OPERATING INCOME

Paris, May 12, 2005 – Following a meeting of the Board of Directors on May 11, Rhodia today reported its financial results for the first quarter of 2005, prepared in accordance with IFRS accounting standards. Highlights for the period include:

•	A 9.4% increase in net sales, on the same basis (constant structure and exchange rates) 9.3% from price increases, 1.6% from higher volumes and a transactional exchange rate effect of -1.5% .

•	A strong 28% improvement in recurring* EBITDA, compared to the first quarter of 2004, on the same basis (constant structure and exchange rates).

•	Savings of €35 million, in line with the 2005 objective to reduce fixed costs by €114 million.

•	Operating income of €55 million compared to €1 million for the first quarter of 2004.

•	Faster implementation of action plans concerning less profitable businesses.

•	Consolidated net debt stood at €2,616 million due to a seasonal increase in working capital requirements.

•	Liquidity (cash + marketable securities + unused confirmed lines of credit) totaled approximately €680 million as of the end of March, 2005.

•	A new €300 million syndicated bank line.

Simplified Income Statement for first quarter 2005 (non audited) In millions of euros, under IFRS

Q1 2004 Actual	Q1 2004 Restated**		Q1 2005
1,316	1,333	Net sales	1,458
121	121	Recurring* EBITDA	154
9.2%	9.1%	Recurring EBITDA margin	10.6%
99	100	EBITDA	150
7.5%	7.5%	EBITDA margin	10.3%
6	1	Operating income	55
-92	NA	Net loss Group share	-72

*recurring: before restructuring costs and «other gains and losses »

**on the same basis (constant structure and exchange rates)

1

»	Strong improvement in operating performance

•	Net sales stood at €1,458 million, a 9.4% growth* on the same basis (constant structure and exchange rates), reflecting the significant impact of price increases (9.3%) with an increase of 1.6% in volumes and a transactional exchange rate effect of -1.5%. For the first quarter, price increases more than offset higher raw materials prices.

•	The fixed cost reduction program continued to deliver results, with first quarter savings of €35 million (before inflation) in line with the targeted €114 million reduction over the full year.

•	Recurring EBITDA rose by 28%* and recurring EBITDA margin increased to 10.6% from 9.1% compared with the first quarter of 2004 on the same basis (constant structure and exchange rates).

•	Operating income stood at €55 million, versus €1 million in the first quarter of 2004.

•	Net financial result totaled — €115 million, including €17 million in non-recurring costs related to the February 2005 refinancing, a €31 million unrealized foreign exchange loss (conversion of US dollar-denominated debt) to be put in perspective of a €64 million unrealized forex gain booked in 2004, primarily in the fourth quarter. Interest expense (€58 million) and securitization costs (€6 million) were unchanged from the prior-year period.

•	Accounting for the above items, the net loss for the period came to – €72 million, compared with – €92 million in the first quarter of 2004.

»	Faster implementation of action plans concerning less profitable businesses

•	The Silicones business is improving its operating performance, while the signature of a Memorandum Of Understanding marks a new step in the creation of its strategic alliance with Blue Star.

•	The Pont-de-Claix TDI unit has been running reliably since the end of 2004, enabling the business to restore its margins.

•	Organics (Perfumery & Agro) repositioning on a limited number technologies continues, as expected, through divestitures and announced workshop closures.

•	The signature of a letter of intent with Radici is the first step in the withdrawal from the European textile fibers business (Nylstar).

•	The results of the Pharma business do not show the expected signs of improvement.

»	Increase in consolidated net debt due to seasonal changes in working capital requirements

•	Capital expenditure totaled €58 million for the period. As expected due to its seasonal nature, working capital requirements rose by €219 million compared with year-end 2004. Compared with the first quarter of 2004, working capital requirements as a percentage of net sales improved from 16.4% to 15.4%.

•	Consolidated net debt stood at €2,616 million at the end of March 2005. The €500 million senior note issue in February extended the maturity of the Group’s bond debt to 2010 and beyond. On May 11, Rhodia signed a protocol agreement with five banks putting in place a new credit line of 300 million euros with a due date of 2008, replacing the existing bank syndicated facility (due date of 2006). The extended maturity of Rhodia’s debt gives the Group sufficient mid term resources to implement its plan.

•	Liquidity (cash + marketable securities + unused confirmed lines of credit) totaled around €680 million at the end of March 2005.

* compared to Q1 2004

2

»	Claims and litigation

Following an investigation opened in 2003 regarding the company’s financial communications, the specialized commission of the Autorité des Marchés Financiers (AMF) notified Rhodia March 29 of the findings of three alleged rule infringements (see press release of March 29, 2005). Rhodia has strong arguments in its defense which it will present to the AMF as part of the ongoing proceedings.

Senior management has worked actively, since November 2003, supported by the Board of Directors, to obtain additional coverage from Sanofi-Aventis for some environmental liabilities, above those amounts provided when Rhodia was created which proved, for different reasons, to be insufficient. After filing suit in the United States at the end of 2004 and in Brazil in early 2005, Rhodia initiated on February 1, 2005 an arbitration proceeding which also included some pension benefit obligation claims.

All environmental and pension liabilities were accounted for in Rhodia’s financial statements as of December 31 2004, according to French GAAP, either in the consolidated balance sheet or in the notes to the financial statements concerning potential environmental contingencies and the unrecognized losses on pension benefit obligations.

Consequently, the various procedures initiated against Sanofi-Aventis could only translate to reduce future costs to the Group and in no case call into question Rhodia’s recovery plan.

»	Outlook

Consolidated second quarter 2005 results should be in line with those of the first quarter.

In an environment characterized by satisfactory demand in its markets and geographic zones and strong volatility in raw materials prices and exchange rates, Rhodia remains focused in 2005 on its priorities of improving its margins and controlling its debt.

Rhodia confirms its 2006 objectives, under IFRS:

»	A recurring EBITDA margin of at least 13%.
»	A return to positive net income in 2006.
»	A ratio of consolidated net debt to EBITDA of less than 3.5.

This press release and a detailed presentation of the first quarter results will be available at
www.rhodia.com as of 7:30 this morning.

This press release contains elements that are not historical facts including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of €5.3 billion in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts
Press Relations
Lucia Dumas	+33 1 55 38 45 48
Anne-Laurence de Villepin	+33 1 55 38 40 25

Investor Relations
Nicolas Nerot	+33 1 55 38 43 08

3

CONSOLIDATED INCOME STATEMENT
(IFRS)

(€m)	Q1 2004	Q1 2005

Net Sales	1,316	1,458

Recurring EBITDA	121	154

Restructuring	-23	-5

Other gains and losses	1	0

Operating Profit	6	55

Financial result	-77	-115

Income Tax	-23	-8

Equity in earnings of affiliated companies	-6	0

Discontinued operations	9	-6

Minority Interests	0	2

Net result after minority interests	-92	-72

Earning/(loss) per share (euro)*	-0.51	-0.11

* calculated on the base of 179 309 188 shares as of March 31st, 2004 and 627 582 158 shares as of March 31st, 2005

4

SIMPLIFIED CONSOLIDATED BALANCE SHEET
(IFRS)

	December 04	March 05
(€m)

Fixed Assets	2,938	2,928

Current Net Assets	540	836

Total Assets	3,478	3,764

Shareholders' Equity*	-521	-572

Short Term & Long Term Liabilities	1,671	1,720

Net Debt	2,328	2,616

Total Liabilities	3,478	3,764

* including minority interests

5

(€m)	Q1 2004	Q1 2004	Q1 2005%
		restated*
RHODIA (consolidated)		(A)	(B)	(B)/(A)
Net Sales	1,316	1,333	1,458	109%
Recurring EBITDA	121	121	154	128%
Recurring EBITDA margin %	9.2%	9.1%	10.6%
Operating Income/(Loss)	6	1	55

NOVECARE
Net Sales	266	209	231	111%
Recurring EBITDA	30	28	29	104%
Recurring EBITDA margin %	11%	13.4	12.4
Operating Income/(Loss)	19	n/a	20

SILCEA
Net Sales	195	192	202	105%
Recurring EBITDA	14	14	24	171%
Recurring EBITDA margin %	7.2%	7.3%	12.1%
Operating Income/(Loss)	0	n/a	10

COATIS
Net Sales	165	170	200	118%
Recurring EBITDA	1	4	16	X 4
Recurring EBITDA margin %	0.6%	2.1%	8.0%
Operating Income/(Loss)	-6	n/a	8

POLYAMIDE
Net Sales	370	384	471	123%
Recurring EBITDA	45	50	74	148%
Recurring EBITDA margin %	12.2%	13.0%	15.6%
Operating Income/(Loss)	23	n/a	50

ACETOW
Net Sales	97	97	93	96%
Recurring EBITDA	27	27	22	81%
Recurring EBITDA margin %	27.4%	28.1%	23.2%
Operating Income/(Loss)	19	n/a	13

* Restated: same perimeter and exchange rate (conversion)

6

ECO SERVICES
Net Sales	50	47	49	104%
Recurring EBITDA	13	13	12	94%
Recurring EBITDA margin %	26.6%	26.6%	24.2
Operating Income/(Loss)	6	n/a	7

ORGANICS
Net Sales	86	99	100	101%
Recurring EBITDA	5	6	6	100%
Recurring EBITDA margin %	5.2%	5.6%	6.0%
Operating Income/(Loss)	-16	n/a	1

RPS
Net Sales	62	62	53	85%
Recurring EBITDA	-6	-5	-7	40%
Recurring EBITDA margin %	-10.2%	-8.3%	-12.7%
Operating Income/(Loss)	-15	n/a	-11

Inter company Sales & Others	25	n/a	59

CORPORATE & OTHERS
Recurring EBITDA	-8	-15	-21	40%
Operating Income/(Loss)	-24	n/a	-43

7

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005	RHODIA
By: /s/ Bruno Mouclier
Name: Bruno Mouclier Title: Chief Financial Officer